Exhibit 12.1

Frontier Communications Corporation

Statements of the Ratio of Earnings to Fixed Charges

and Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

($ in Millions)

	Years Ended December 31,
	2015	2014	2013	2012	2011

Pre-tax income(loss) from continuing operations	$(361)	$163	$163	$229	$246

(Income) or loss from equity investees	-	-	-	-	1

Pre-tax income (loss) from continuing operations before
(income) or loss from equity investees	(361)	163	163	229	247

Fixed charges	1,156	732	698	717	697

Interest capitalized	(4)	(3)	(3)	(2)	(8)

Income attributable to the noncontrolling interest
in a partnership	-	-	(2)	(17)	(8)

Total earnings	$791	$892	$856	$927	$928

Fixed charges	1,156	732	698	717	697

Dividends declared on preferred stock	120	-	-	-	-

Combined fixed charges and preferred stock dividends	1,276	732	698	717	697

Excess (deficiency) in earnings required to cover fixed charges	$(365)	$160	$158	$210	$231

Ratio of earnings to fixed charges	0.68	1.22	1.23	1.29	1.33

Excess (deficiency) in earnings required to cover combined
fixed charges and preferred stock dividends	$(485)	$160	$158	$210	$231

Ratio of earnings to combined fixed charges
and preferred stock dividends	0.62	1.22	1.23	1.29	1.33

NOTE: The above calculation was performed in accordance with Regulation S-K 229.503(d) Ratio of earnings to fixed charges.